Exhibit 99(10)

Consent of Independent Registered Public Accounting Firm

The Board of Directors of Ohio National Life Assurance Corporation:

We consent to use of our reports for Ohio National Variable Account R dated April 15, 2011, and for Ohio National Life Assurance Corporation dated April 25, 2011 included herein and to the reference to our firm under the heading “Independent Registered Public Accounting Firm” in the Statement of Additional Information in post-effective amendment no. 18 to File No. 333-109900. Our report covering the December 31, 2010 financial statements and schedules of Ohio National Life Assurance Corporation refers to a change in the method of evaluating other-than-temporary impairments of fixed maturity securities due to the adoption of new accounting requirements issued by the FASB, as of January 1, 2009.

/s/ KPMG LLP
Columbus, Ohio
April 29, 2011